Exhibit 4.19

[English Translation]

Confidential

MOSEL VITELIC INC.

1990 SERIES NO. 1 GUARANTEED CORPORATE BONDS

SALE AND PURCHASE AGREEMENT

Parties to this Agreement:

ChipMOS TECHNOLOGIES INC., a company duly established and validly existing under the law of the Republic of China, with its principal office at No. 1, Research and Development Road 1, Science-based Industrial Park, Hsinchu (“Party A”), and

Yuan Shan Investment Corp., a company duly established and validly existing under the law of the Republic of China, with its principal office at 5F., No. 162, Section 2, Chang-an E. Rd., Jhongshan District, Taipei (“Party B”).

Whereas Party B is the holder of the Mosel Vitelic Inc. (“Mosel Vitelic”) 1990 Series No. 1 Guaranteed Corporate Bonds (the “Mosel Vitelic Bonds”). Prior to the date of this Agreement (the “Execution Date”), Party B holds unmatured Mosel Vitelic Bonds with the aggregate principal amount of NT$225,000,000 and all the related rights (excluding the overdue interest payments in the amount of NT$3,206,250 for the period starting from February to April, 2003) (the “Corporate Bonds Rights”).

Whereas Party A intends to buy from Party B the Corporate Bonds Rights held by Party B, and Party B intends to transfer and sell to Party A the Corporate Bonds Rights. After negotiation in good faith, the parties execute this Agreement and agree upon the following terms and conditions:

Article 1	Sale and Purchase of Corporate Bonds

Party B agrees to sell to Party A the Corporate Bonds Rights and all related present and future rights (excluding the overdue interest payments for the period starting from February to April, 2003) for the purchase price of NT$225,000,000 (the “Purchase Price”) plus the interests payments on installments (see Article 2 for details). Party A also agrees to purchase at the Purchase Price from Party B such Corporate Bonds Rights in accordance with the terms of this Agreement.

Article 2	Settlement and Payment

1. Both parties agree that April 25, 2003 is the closing date for the sale and purchase of Corporate Bonds Rights under this Agreement (the “Closing Date”).

(1) On the Closing Date, Party B shall deliver to Party A the Mosel Vitelic Bonds of the Corporate Bonds Rights.

(2) The Purchase Price shall be paid in 12 installments. When Party A receives the Mosel Vitelic Bonds as provided in the preceding paragraph, Party A shall from May 2003 pay an installment on the 25th day of each month on each payment date. When Party A receives the Mosel Vitelic Bonds of the Corporate Bonds Rights, Party A shall deliver to Party B twelve (12) checks, each issued by Mosel Vitelic Inc. (“Mosel Vitelic”) for the amount of the installment payment stated above, endorsed by Party A and dated the various payment dates as described above. On each payment date, Party A shall pay the interest payments for any unpaid balance of the Purchase Price, calculated monthly on a simple interest rate of 5.7% per annum. After Party A receives the Mosel Vitelic Bonds as provided in the preceding paragraph, Party A shall deliver to Party B twelve (12) checks, each dated with the various payment dates as provided above and issued by Party A for the amount of the interests that are due as stated above (after deducting taxes withheld and paid by Party A on its behalf). (The claims to the Purchase Price and interests mentioned in this paragraph shall be referred to as the “Installment Payments Claims”. See Appendix 1 for details on the list of various Installment Payments Claims and photocopies of checks.)

2. Party A and Party B agree that upon the closing, Party B shall fully transfer to Party A the creditor rights, interest claims that have or have not matured, the collateral rights and other related rights that Party B may have under the memorandum of Mosel Vitelic 1990 Series No. 1 Guaranteed Corporate Bonds and its appendices and related agreements, including but not limited to the corporate bonds trust indenture (the “Original Trust Indenture”) between Mosel Vitelic and the trustee, China Trust Commercial Bank. Party B shall not exercise any rights based on the Original Trust Indenture. If it becomes necessary for Party A or Party B to provide relevant documents to the Trustee, China Trust Commercial Bank, or other third parties in order to prove the transfer and assignment of the Corporate Bonds Rights, Party B shall cooperate and produce the relevant documents required.

Article 3	Entrusted for Custody

1. Party A agrees that, at the closing, Party A shall deliver shares of ProMOS TECHNOLOGIES INC. duly affixed with the transfer seals (the “ProMOS Shares”) to a bank (the “Custodian Bank”) jointly designated by both parties.

2. The ProMOS Shares that are delivered for custody in accordance with the preceding paragraph shall have, at the time of closing, an aggregate value of 160% of the Purchase Price. The value of the ProMOS Shares shall be calculated based on their closing price on the day before the Closing Date. After the check for each of the Installment Payments Claims is cashed, Party A may request the Custodian Bank to return 1/12 of the aggregate number of the ProMOS Shares; Party B shall assist as necessary, including but not limited to providing consent letters. Both parties confirm that the production of consent letters by Party B is not a prerequisite for the Custodian Bank to return the ProMOS Shares.

3. Unless otherwise provided in this Agreement, on the day on which the Installment Payments Claims are fully paid, Party A may request the Custodian Bank to return to Party A all the ProMOS Shares that have not been collected by Party A, and Party B shall assist as necessary.

4. If there are ex-dividends in respect of the shares entrusted for custody, they shall be collected by Mosel Vitelic.

Article 4	Prepayment

Before the expiration of the various payment dates for the Installment Payments Claims, Party A may pay one, several (the order of prepayments is to be decided by Party A) or all of the installments for the Installment Payments Claims; Party B may not refuse such prepayments, and Party B shall return to Party A the checks intended by Party A for paying for such Installment Payments Claims, and Party B, jointly with Party A, shall also fill in and prepare an “Application Letter for Repossession of Shares in Custody” affixed with original seals and deliver to the Custodian Bank, to enable Party A to collect the ProMOS Shares entrusted for custody in proportion to the Installment Payments Claims that have been paid.

Article 5	Representations and Warranties

Party B hereby represents, warrants and undertakes that Party B has legally obtained and held the Corporate Bonds Rights, that Party B has the full power to sell, transfer and dispose of the Corporate Bonds Rights, and that Party B has not created any pledge or other encumbrances in favor of a third party, and that there is no restriction whatsoever against the transfer or disposal of the Corporate Bonds Rights.

Article 6	Event of Default

If any one of the checks that are delivered by Party A in accordance with Article 2 is dishonored, and if Party A fails to make the payment after three (3) business days of the due date, all of the unpaid Installment Payments Claims are deemed to be immediately due and payable, and Party B may use the bounced checks as delivered to Party A in accordance with Article 2 and request the Custodian Bank to deliver all the ProMOS Shares entrusted to its custody, and Party B may dispose of the ProMOS Shares to settle the unpaid Installment Payments Claims and late interest payments with the surplus to be returned to Party A.

Article 7	Taxes and Levies

Any taxes arising out of the trading of corporate bonds pursuant to this Agreement and other related taxes shall be borne individually by the respective parties under applicable law.

Article 8	Confidentiality

1. Unless agreed to by the other party or otherwise provided by the law, no party may disclose to third parties the contents of this Agreement, any related documents, information or matters.

2. This Article shall remain effective after the termination of this Agreement; any party, despite having ceased to be a party to this Agreement, will be under an obligation to observe the provisions of this Article.

3. Prior to making any public announcement, consent from both parties must be obtained, and the announcement may be made only by a spoke-person designated by Party A. The parties may not make any public announcement on their own.

Article 9	Notices

1. Written notices and other communications delivered in accordance with the provisions of this Agreement shall be deemed to have been delivered upon delivery to the various parties via messenger or double registered mail to the following addresses or other addresses that are notified in writing to the other party:

To Party A: ChipMOS TECHNOLOGIES INC.

Recipient: Shih-Jye Cheng, Chief Executive Officer

Address: No. 1, Research and Development Road 1, Science-based Industrial Park, Hsinchu

Facsimile: 03 – 5668980

To Party B: Yuan Shan Investment Corp.

Recipient: CHEN An-Chyi

Address: 5th Floor, No. 162, Section 2, Chang-an E. Rd., Jhongshan District, Taipei

Facsimile: 02 – 2718-7995

2. When a party mails a notification, the notification is deemed to have been duly received by the other party seven (7) days after the mailing.

Article 10	Assignment

A party may not assign any rights or obligations under this Agreement to any third parties without the written consent of the other party.

Article 11	Amendment

Any amendments or modifications to this Agreement must be written and agreed upon by both parties.

Article 12	Governing Law and Courts with Jurisdiction

The governing law of this Agreement is the law of the Republic of China. The parties agree that in any disputes arising from this Agreement, the Taipei municipal court shall be the court of first instance with jurisdiction.

Article 13	Whole and Complete Agreement

This Agreement constitutes the only and complete agreement between the parties, and replaces all written or oral promises, agreements or representations of the parties before the execution of this Agreement.

Article 14	Number of Deed of Agreement

This Agreement is executed in two (2) original counterparts, each of which shall be retained by each party.

Parties to the Agreement:

Party A: ChipMOS TECHNOLOGIES INC.

Legal representative: Hung-Chiu Hu

Address: No. 1, Research and Development Road 1, Science-based Industrial Park, Hsinchu

Party B: Yuan Shan Investment Corp.

Legal representative: CHEN An-Chyi

Address: 5th Floor, No. 162, Section 2, Chang-an E. Rd., Jhongshan District, Taipei

April 25, 2003